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                                                                Exhibit 2

                                                    FOR IMMEDIATE RELEASE
                                                 Monday, December 5, 1994

                 MONTGOMERY WARD EXPANDS STRATEGIC HOME
                   SHOPPING ALLIANCE WITH VALUEVISION

       Obtains Equity and Warrants for Major Stake in ValueVision

      Montgomery Ward to Appoint Two Directors to ValueVision Board

    ValueVision Reaches Agreement in Principle with Time Warner Cable to Add up to 2.0 Million Full-Time Cable Homes

MINNEAPOLIS, MN, December 5, 1994 -- Montgomery Ward, the largest privately held retailer in the U.S. and ValueVision International, Inc. (NASDAQ:VVTVA), the nation's third largest home shopping network, today announced signing an agreement in principle to enter a 10 to 20-year equity and license and service agreement. Through this agreement Montgomery Ward will purchase an initial 4.7% stake in ValueVision for $8 million at $6.25 per share.

     The companies expect to begin a joint marketing program for a broad range of merchandise. This follows successful test marketing of ValueVision programming for Montgomery Ward's big-ticket and brand-name merchandise that began airing over the ValueVision home shopping network last August. Under the agreement, the Montgomery Ward credit card will be eligible for use in all purchases by ValueVision customers. In addition, Montgomery Ward may contribute advertising resources to carriage agreements that ValueVision reaches with multiple system cable operators.

     Under the terms of the agreement in principle, ValueVision also will issue 25 million warrants to Montgomery Ward, vesting over a five-year period to purchase shares of ValueVision stock at prices ranging from $6.50 to $17.00 per share, for an average purchase price of $9.16 per share. If fully exercised, purchase of these warrants would result in Montgomery Ward owning over 49% of the outstanding shares of ValueVision common stock. Montgomery Ward will have preemptive rights to preserve its equity position. The agreement is subject to satisfaction of several conditions, including negotiation of a definitive agreement, which must be approved by each company's board of directors and ValueVision's shareholders, as well as ValueVision's receipt of a fairness opinion, regulatory approvals and completion of due diligence by Montgomery Ward.

     Montgomery Ward will fill two seats to be added to ValueVision's board of directors, bringing the number of ValueVision board members to seven. Gene McCaffery, executive vice president of Montgomery Ward, and Dominic Mangone, former chief financial officer of Montgomery Ward and currently a consultant to the company, are expected to join the ValueVision board, with McCaffery also serving as a vice chairman of the board.
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Building on Montgomery Ward's Strengths in Products for the Home

     "This partnership with ValueVision is a good fit with Montgomery Ward's strategy for growth," said Bernard F. Brennan, Montgomery Ward chairman and chief executive officer. "It builds on our strength in marketing products for the home and offers customers a convenient way to shop for big-ticket merchandise.

     "As a result, we can serve customers through our retail stores, through our specialty catalog, through our affinity marketing programs and through home shopping. An additional benefit of this partnership is the penetration we gain in markets we currently do not serve, as well as those targeted for future growth," Brennan said.

Powerful Marketing Arm

     "The partnership with Montgomery Ward represents the initial realization of our vision to serve as a powerful marketing arm for major retailers," said Robert L. Johander, ValueVision's chairman and chief executive officer. "Through this agreement ValueVision builds on the credibility of a 120-year-old retail organization with a strong consumer franchise and mass merchandising resources.

     "The agreement is expected to lower many of our merchandise costs while significantly broadening our brand name product mix to a level that, otherwise, would require an increase of about 100 times our current buying power," Johander added. "Profit margins may also be increased through sale of membership services such as those offered through the Montgomery Ward Signature Group, Montgomery Ward's direct marketing organization."

Montgomery Ward Credit Card

     The agreement will enable ValueVision customers to make purchases using a Montgomery Ward credit card. Program offerings will include an "Express Credit" option for qualified customers to obtain a Montgomery Ward credit card and select extended credit payment terms.

     "Montgomery Ward's quick and convenient credit card program, which has ten million active cards, will enhance the appeal and diversity of our merchandise, allowing us to differentiate our programming by adding high-end electronics, appliances and furniture," Johander continued. "Montgomery Ward's nearly 400 retail stores provide enormous value to increasing our negotiating leverage for quantity purchases or manufacture of celebrity and proprietary goods."

     During test marketing last August, the two companies launched big-ticket and brand name merchandise program segments featuring Montgomery Ward's "Electric Avenue & More" specialty retail format. The companies are evaluating over forty Montgomery Ward shows for production. Scores of brand names will be featured in this programming, which is expected to begin airing in early 1995 over ValueVision's television home shopping network.
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Montgomery Ward Advertising on Cable

     Johander explained that the incentive of Montgomery Ward advertising is expected to prove instrumental in adding viewers for ValueVision through long-term affiliation and other agreements with additional cable operators. "The long-term agreement in principle that we have reached with Time Warner Cable, which was negotiated concurrent with the Montgomery Ward discussions, is a good example of the significance of our initial partnership with Montgomery Ward," Johander said.

     "We may even enhance relationships and further increase our stature in the cable community through creation of cooperative cable TV marketing centers within Montgomery Ward's nationwide store network," Johander said.

     In a separate release, ValueVision today reported that it has reached an agreement in principle with Time Warner Cable to launch ValueVision programming in up to an additional 2.0 million full-time homes and convert 500,000 existing full-time homes to this seven-year agreement. The agreement is expected to bring to 3.3 million the number of total cable homes that ValueVision reaches on Time Warner Cable. The agreement is pending a final survey of individual systems by Time Warner of cable system capacity and start dates. This survey is expected to be completed within the next few days.

Additional Retail Marketing Candidates

     Johander concluded by stating, "While Montgomery Ward must approve any additional marketing deals with retailers, this may not be the only retailer served by the ValueVision shopping network. We see many potentially acceptable candidates in the U.S. and abroad."

     Montgomery Ward operates a chain of more than 380 value-driven specialty stores in 39 states. The Company also owns and operates Electric Avenue & More, a chain of stores in mid-size markets that offer products for the home; The Signature Group, the third largest direct marketing company in the U.S.; and Lechmere, a dominant retailer of home products in the Northeast. Montgomery Ward's 1993 revenues were $6 billion. Its 1994 revenues are expected to exceed $7 billion.

     ValueVision International, Inc. is the third largest home shopping retailer in the United States. The proposed agreement with Time Warner is expected to increase the number of cable homes reached by ValueVision to approximately 14 million, with the company's full-time cable homes growing to
5.4 million. ValueVision's twenty-four hour per day programming is currently available to approximately 11.9 million cable homes. Approximately 3.4 million cable homes receive ValueVision programming on a full-time basis through block lease agreements, affiliations with cable systems and broadcast outlets. As of October 31, 1994, the company had approximately 6.7 million full-time equivalent cable homes.

     A registration statement relating to the sale by certain ValueVision selling stockholders of an aggregate 1,308,451 shares of common stock has been filed with the Securities and Exchange Commission but has not yet become effective. ValueVision will receive no proceeds from such sales. This communication constitutes neither an offer to sell nor a solicitation of an offer to buy the common stock.

     For additional information on ValueVision International, Inc. via facsimile at no cost, simply call 1-800-PRO-INFO and dial client code #158.